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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D 1/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GVC Venture Corp.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    36237L102
                                   -----------
                                 (CUSIP Number)

                               Richard Rubin, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 June 30, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bernard Zimmerman & Company, Inc.
        IRS ID# 13-2736451
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: WC


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Connecticut


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           11,884,353*
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        4,700,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,884,353*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        83.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

* Includes 4,700,000 shares owned by the Reporting Person and 7,184,353 shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting as to certain matters, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares.

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bernard Zimmerman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:   N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         11,884,353*
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power      0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    4,700,000

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,884,353*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        %
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* Includes 4,700,000 shares owned by Bernard Zimmerman & Company, Inc., the principal stockholder of which is Bernard Zimmerman, and 7,184,353 shares owned by others that are subject to a Stockholders Agreement with Bernard Zimmerman Company, Inc. concerning, among other things, voting as to certain matters, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares.

                                PRELIMINARY NOTE

         This Amendment No. 1 ("Amendment No. 1") amends Items 3, 5, 6 and 7 contained in the original statement on Schedule 13D filed on May 7, 2004 (the "Original Statement") by Bernard Zimmerman & Company, Inc. ("Zimmerman Company") and Bernard Zimmerman (together with Zimmerman Company, the "Reporting Persons"). The purpose of this Amendment No. 1 is to reflect the consummation of the transactions contemplated in the Stock Purchase Agreement described in the Original Statement. The Original Statement, as amended by Amendment No. 1, is referred to as the "Statement." Terms used but not defined herein are used as defined in the Original Statement.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The $63,000 utilized by Zimmerman Company to purchase 6,300,000 shares of Common Stock pursuant to the Stock Purchase Agreement described in Item 6 of this Schedule were provided by the working capital of Zimmerman Company.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act with all other parties to the Stockholders Agreement, and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each party to the Stockholders Agreement. Giving effect to the shares which the Reporting Persons believes are currently beneficially owned by all parties to the Stockholders Agreement, but excluding the shares owned by trusts of which certain parties to the Stockholders Agreement are a trustee (because the shares held by such trusts are not subject to the Stockholders Agreement), the Reporting Persons may be deemed the beneficial owners of an aggregate of 11,884,353, or 83.7%, of the outstanding shares of Common Stock, based on the 14,194,516 shares outstanding as of June 30, 2004. Such shares are deemed beneficially owned by both Reporting Persons because they share the power to vote or direct the vote over such shares. The filing of this Statement should not be deemed an admission that the parties to the Stockholders Agreement are a "group." Furthermore, each party to the Stockholders Agreement disclaims beneficial ownership of the shares owned by the other parties to the Stockholders Agreement.

         (b) The following is information concerning the nature of each Reporting Person's beneficial ownership of shares of Common Stock.

                                 Sole power to       Shared power to       Sole power to dispose   Shared power to
                                 vote or direct      vote or direct        or direct the           dispose or direct the
Name                             the vote            the vote              disposition             disposition
------------------------------   ----------------    -------------------   ---------------------   ---------------------
Zimmerman Company                        0                11,884,353 (1)             0                   4,700,000 (2)
Bernard Zimmerman                        0                11,884,353 (1)             0                   4,700,000 (2)

-------------------------------
(1) Includes 4,700,000 shares owned by Zimmerman Company and 7,184,353 shares owned by others that are subject to a Stockholders Agreement with Zimmerman Company concerning, among other things, voting as to certain matters, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. See Item 6 for a discussion of the Stockholders Agreement.

(2) Shared by the Reporting Persons.

         (c) The only transactions in the Company's Common Stock effectuated by either of the Reporting Persons during the 60 days prior to the filing of this Amendment No. 1 were the following transactions by Zimmerman Company:

                              Number of Shares

      Date of                                               Per Share
    Transaction          Acquired          Deposed Of         Price            Nature of Transaction
-------------------    --------------     ------------     -------------   -----------------------------------------
      6/30/04            6,300,000                             $.01        Purchase pursuant to the Stock Purchase
                                                                           Agreement described in Item 6

      6/30/04                              1,300,000           $.01        Sale upon exercise of Option granted to
                                                                           Berman Industries, Inc. described in Item
                                                                           6

      6/30/04                               300,000            $.01        Sale upon exercise of Option granted to
                                                                           Conrad J. Gunther, Jr. described in Item 6



         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On June 30, 2004, at the closing held under the Stock Purchase Agreement, Zimmerman Company purchased 6,300,000 shares of Common Stock, Gordon Banks, then President, Chief Executive Officer and a director of the Company purchased 1,300,000 shares of Common Stock, and Berman Industries, Inc. ("Berman Industries") converted the Company's $13,000 obligation to it into 1,300,000 shares of Common Stock (the "Transaction") pursuant to a Stock Purchase
Agreement, dated as of April 29, 2004, among the Company, Zimmerman Company, Gordon Banks and Berman Industries (the "Stock Purchase Agreement"). Pursuant to options, dated as of April 29, 2004 and May 6, 2004, respectively, granted to them by Zimmerman Company, each in consideration for $100, on June 30, 2004, Berman Industries and Conrad J. Gunther Jr. purchased 1,300,000 and 300,000, respectively, of the shares of Common Stock acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, at an exercise price of $.01 per share, the same price paid by Zimmerman Company for such shares.

         Contemporaneously with the Closing under the Stock Purchase Agreement, the principal (an aggregate of $100,000) and accrued interest on the Company's obligations to Russell Banks, then Chairman of the Board of Directors and a director of the Company, and Palisade Investors LLC ("Palisade"), principal stockholders of the Company, were cancelled and capitalized.

         In addition, the law firm of Jenkens & Gilchrist Parker Chapin LLP, counsel to the Company, deferred the Company's obligations owed it for legal services rendered prior to January 1, 2004 and in connection with the transactions described in this Statement (an aggregate of approximately $75,000) on a non-interest basis until the earlier of December 31, 2010, the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Company's Board of Directors (other than as a result of the Stock Purchase Agreement), following which transaction or series of transactions the stockholders of the Company immediately preceding the effectiveness of the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity immediately following the effectiveness of the last of such transactions.

         Also on June 30, 2004, prior to the Closing under the Stock Purchase Agreement, the Company held a special meeting of stockholders (the "Meeting") at which the Company's Stockholders: (i) authorized an amendment to the Company's Restated Certificate of Incorporation to reduce the par value of the Company's Common Stock from $.10 per share to $.01 per share in order to, among other things, enable the Company to complete the Transaction; (ii) authorized an amendment to the Company's Restated Certificate of Incorporation to establish a par value of $.01 for the Company's authorized Preferred Stock; (iii) authorized the Company's Board of Directors to implement, without further stockholder action, a reverse split of the Company's Common Stock at a ratio of one share for each two or three outstanding shares; and (iv) elected, subject to consummation of the Transaction, Gordon Banks to serve as Class I director, Conrad J. Gunther, Jr. to serve as Class II director and Bernard Zimmerman to serve as Class III director of the Company until the 2004, 2005 and 2006 Annual Meetings of Stockholders of the Company, respectively, and until the election and qualification of their respective successors.

         Following the Meeting, the Company filed an Amendment (the "Amendment") to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to implement the reduction in the par value of its Common Stock to $.01 per share and to establish the par value of its authorized Preferred Stock at $.01 per share.

         Following the filing of the Amendment, the Transaction was consummated.

         Following consummation of the Transaction, the new Board of Directors, consisting of Gordon Banks, Conrad J. Gunther, Jr. and Bernard Zimmerman took office and elected the following as the officers of the Company:

             Bernard Zimmerman          Chairman  of the Board of  Directors,
                                        President, Chief Executive Officer and
                                        Treasurer

             Marc J. Hanover            Secretary

         On April 29, 2004, Zimmerman Company (which did not own any shares until the purchase of shares pursuant to the Stock Purchase Agreement), Russell Banks, Janice Banks (wife of Russell Banks) and Gordon Banks (collectively, the "Banks Family"), Palisade and Berman Industries entered into a Stockholders Agreement pursuant to which they have agreed that all shares of the Company's Common Stock owned by them at the time (including any shares they acquired under the Stock Purchase Agreement and shares they may transfer to third persons, including the shares Zimmerman Company transferred to Berman Industries and Conrad J. Gunther), will be voted:

          o    in favor of each matter submitted to stockholders at the Meeting;
               and

          o for the election of one director selected by the Banks Family, one director selected by Palisade and Berman Industries, and a number of directors that would constitute a majority of the Board selected by Zimmerman Company. Pursuant thereto, the Banks Family nominated Gordon Banks and Zimmerman Company nominated Bernard Zimmerman and Conrad J. Gunther, Jr. for election at the Meeting. Palisade and Berman Industries did not nominate a director at the Meeting and have advised the Company that they do not anticipate nominating a director at the current time.

         The Stockholders Agreement is to terminate on the earliest to occur of:
(i) December 31, 2006 and (ii) the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board of Directors, following which transaction or series of transactions the stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

         The following table sets forth the shares of the Company's Common Stock owned, before the Transaction and after the Transaction (including the issuance of shares pursuant to the Stock Purchase Agreement and exercise of the options granted by Zimmerman Company to Berman Industries and Conrad J. Gunther, Jr.) by the parties to the Stockholders Agreement that they have agreed to vote pursuant to the Stockholders Agreement and the percentage of outstanding shares represented by those shares:

                                   Before the Transaction                     After the Transaction
                                   ----------------------- ------------------ --------------------- ---------------
                                   Number                  Percent            Number                Percent
                                   of Shares               of Class (1)       of Shares             of Class
                                   ----------------------- ------------------ --------------------- ---------------
Gordon Banks                                 249,808               4.7%              1,549,808           10.9%
Russell Banks                                980,000 (2)          18.5%                980,000 (3)        6.9%
Janice Banks                                 250,000 (3)           4.7%                250,000 (3)        1.8%
Palisade                                   1,504,545              28.4%              1,504,545           10.6%
Berman Industries                                  0                                 2,600,000           18.3%
Zimmerman Company                                  0                                 4,700,000           33.1%
Conrad J. Gunther, Jr.                             0                                   300,000            2.1%
                                   ----------------------- ------------------ --------------------- ---------------
                                           2,984,353              56.4%             11,884,353           83.7%
All other stockholders                     2,310,163              43.6%              2,310,163           16.3%
                                   ----------------------- ------------------ --------------------- ---------------
Total outstanding shares                   5,294,516             100.0%             14,194,516          100.0%
                                   ======================= ================== ===================== ===============
--------------------------

(1) Percentages do not add due to rounding differences.

                                         (Footnotes continued on following page)

(2) Excludes 761 shares as to which Russell Banks is trustee (and is entitled to vote), which shares are not subject to the Stockholders Agreement and, therefore, the Reporting Persons do not share voting power with respect thereto.

(3) Excludes 293,395 shares held by The Russell Banks Family Trust as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement and, therefore the Reporting Persons do not share voting power with respect thereto.

         As a result of the foregoing, Zimmerman Company and Bernard Zimmerman may, by virtue of the stock ownership of Zimmerman Company, the positions held by Bernard Zimmerman and the ability of Zimmerman Company, pursuant to the Stockholders Agreement, to elect a majority of the Company's Board of Directors, be deemed (in lieu of the Banks Family and Palisade) to control the Company.

         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.              DESCRIPTION
-----------              -----------

1(a) Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of the Original Statement. Incorporated by reference to Exhibit 1 to the Original Statement, File No. 000-15862.

*1(b) Joint Filing Agreement, dated June 30, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Amendment.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) April 29, 2004, File No. 000-15862.

4 Option Agreement, dated April 29, 2004, by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc. Incorporated by reference to Exhibit 4 to in the Original Statement.

5                        Option  Agreement,  dated May 6, 2004,  by and  between
                         Bernard Zimmerman & Company, Inc. and Conrad J. Gunther, Jr. Incorporated by reference to Exhibit 5 to the Original Statement.

------------------
*Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004.

                                         BERNARD ZIMMERMAN & COMPANY, INC.


                                         By: /s/ Bernard Zimmerman
                                             -----------------------------------
                                             Bernard Zimmerman, President


                                             /s/ Bernard Zimmerman
                                             -----------------------------------
                                             Bernard Zimmerman

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.       DESCRIPTION
-----------       -----------

1(a) Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of the Original Statement. Incorporated by reference to Exhibit 1 to the Original Statement, File No. 000-15862.

*1(b) Joint Filing Agreement, dated June 30, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Amendment.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) April 29, 2004, File No. 000-15862.

4 Option Agreement, dated April 29, 2004, by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc. Incorporated by reference to Exhibit 4 to in the Original Statement.

5 Option Agreement, dated May 6, 2004, by and between Bernard Zimmerman & Company, Inc. and Conrad J. Gunther, Jr. Incorporated by reference to Exhibit 5 to the Original Statement.

------------------
*Filed herewith.

                                                                       Exhibit 1

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.


Dated: June 30, 2004.



                                              BERNARD ZIMMERMAN & COMPANY, INC.


                                              /s/ Bernard Zimmerman
                                              ----------------------------------
                                                  Bernard Zimmerman, President


                                              /s/ Bernard Zimmerman
                                              ----------------------------------
                                                  Bernard Zimmerman